SECURI'  SSION

05043612

SEC FILE NO.
8-46057


RECEIVED
SEP 29 2005
PROCESSING
SECTION
SEC MAIL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (mm/dd/yy) AND ENDING 06/30/05 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FORTREND SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

1163 WAGON WHEEL CIRCLE
(No and Street)

PROCESSED
OCT 05 2005
THOMSON FINANCIAL

RENO	NEVADA	89503
(city)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH FORSTER 61 03 9650 8400
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	Walnut Creek,	California	94596
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **JOSEPH FORSTER**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **FORTREND SECURITIES, INC.**, as of **JUNE 30, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

PRESIDENT
Title



Notary Public


MINDY M. WONG
Commission # 1418474
Notary Public - California
San Francisco County
My Comm. Expires May 17, 2007

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of San Francisco } ss.

On Sept. 20, 2005 (Date) before me, Mindy M. Wong (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),
personally appeared Joseph Burke Forster (Name(s) of Signer(s)),

☐ personally known to me
☒ proved to me on the basis of satisfactory evidence

to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.


MINDY M. WONG
Commission # 1418474
Notary Public - California
San Francisco County
My Comm. Expires May 17, 2007

WITNESS my hand and official seal.

[signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: SEC - Annual Audited Repor

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer

Signer's Name: ______

☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here



Fortrend Securities, Inc.

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Fortrend Securities, Inc.
Reno, Nevada

We have audited the accompanying statement of financial condition of Fortrend Securities, Inc. as of June 30, 2005, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fortrend Securities, Inc. at June 30, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



August 31, 2005

Fortrend Securities, Inc.

Consolidated Statement of Financial Condition

As of June 30, 2005

Assets

Cash and cash equivalents	$	21
Certificates of deposit		42,782
Securities owned, at market		301,611
Due from clearing broker		105,593
Deposit with clearing broker		250,000
Other receivables		12,416
Total assets	$	712,423

Liabilities and Stockholder's Equity

Accounts payable			$	4,167
Accrued wages				30,000
Securities sold, not yet purchased				5,034
Accrued taxes				15,000
Due to affiliate				4,037
Total liabilities				58,238
Stockholder's equity				
Common stock (no par value; 6,000 shares authorized; 3,000 shares issued and outstanding)	$	55,622		
Paid-in capital		226,167		
Retained earnings		372,396		
Total stockholder's equity				654,185
Total liabilities and stockholder's equity			$	712,423

See independent auditor's report and accompanying notes.

Fortrend Securities, Inc.

Consolidated Statement of Income (Loss)

For the Year Ended June 30, 2005

Revenue:		
Commission revenue	$	613,253
Interest and dividend income		36,799
Foreign exchange gain		11,348
Gain on securities		3,045
Other income		43,292
Total revenue		707,737
Expenses:		
Office and administrative expense		387,407
Compensation		365,046
Professional fees		29,922
Clearing fees		17,744
Interest expense		9,244
Other operating expenses		56,386
Total expenses		865,749
Income (loss) before income taxes		(158,012)
Income tax provision		14,041
Net income (loss)	$	(172,053)

See independent auditor's report and accompanying notes.

Fortrend Securities, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended June 30, 2005

	Common Stock	Paid In Capital	Retained Earnings (Deficit)	Stockholder's Equity
June 30, 2004	$ 55,622	$ 226,167	$ 544,449	$ 826,238
Net income			(172,053)	(172,053)
June 30, 2005	$ 55,622	$ 226,167	$ 372,396	$ 654,185

See independent auditor's report and accompanying notes.

Fortrend Securities, Inc.

Consolidated Statement of Cash Flows

For the Year Ended June 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	(172,053)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
(Increase) decrease in:		
Certificates of deposit		(3,728)
Securities owned		(294,307)
Due from clearing broker		413,034
Prepaid expenses and other assets		148,613
Other receivables		11,218
Increase (decrease) in:		
Accounts payable		(26,609)
Accrued wages		(4,000)
Securities sold, not yet purchased		(81,966)
Accrued taxes		5,541
Due to affiliate		4,037
Net cash provided (used) by operating activities		(220)
CASH FLOWS FROM INVESTING ACTIVITIES		0
CASH FLOWS FROM INVESTING ACTIVITIES		0
Net increase (decrease) in cash	$	(220)
Cash and cash equivalents at beginning of year		241
Cash at end of year	$	21
SUPPLEMENTAL DISCLOSURES		
Income taxes paid	$	8,500
Interest paid	$	9,244

See independent auditor's report and accompanying notes.

Fortrend Securities, Inc.

Notes to the Consolidated Financial Statements

June 30, 2005

(1) Organization

Fortrend Securities, Inc. (the "Company"), a Delaware corporation, was incorporated on March 8, 1992, and registered as a broker-dealer in the State of California on May 18, 1992. The Company was approved for membership by the National Association of Securities Dealers, Inc. on September 7, 1993. The Company engages primarily as a clearing conduit for the sales of U.S. securities to Australian investors through its wholly-owned Australian subsidiary, Fortrend Securities Pty. Ltd. (the Subsidiary). The Subsidiary was incorporated in 1992 and engages in the brokerage of securities in Australia.

(2) Summary of Significant Accounting Policies

Basis of Consolidation
The consolidated financial statements include accounts of the Company and its wholly-owned subsidiary. The Company is engaged in a single line of business as a securities broker-dealer.

Security Transactions
Customer securities transactions and related commission income and expenses are recorded on a trade date basis.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of 90 days or less, other than the deposit at clearing broker, to be cash equivalents.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Securities Owned & Securities Sold, Not Yet Purchased
Securities owned and securities sold, not yet purchased consist of equity securities and are stated at market value with related changes in unrealized appreciation or depreciation reflected in trading profit. Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

Foreign Currency
Assets and liabilities denominated in Australian dollars are converted to U.S. dollars at year-end rates of exchange, while the income statement accounts are converted at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

Fortrend Securities, Inc.

Notes to the Consolidated Financial Statements

June 30, 2005

(2) Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(3) Income Taxes

Income taxes are determined based upon Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods.

The Company's total deferred tax assets and liabilities as of June 30, 2005 are as follows:

Deferred tax assets	
Federal	$ 55,158
Deferred tax liabilities	
Federal	(1,862)
Valuation allowance	(53,296)
Net deferred taxes	$ 0

Deferred tax liabilities relate primarily to the differences of using the cash method of accounting for tax purposes and the accrual method for financial statement purposes. The deferred tax assets are the result of federal net operating loss carryforwards and the differences of using the cash method of accounting for tax purposes and the accrual method for financial statement purposes. As of June 30, 2005, the Company had federal loss carryforwards of $314,513 that may be used to offset future taxable income. The loss carryforwards are due to expire in the years 2019 through 2025. A valuation allowance of $53,296 has been established for those deferred tax assets that will more likely than not be unrealized. This is a decrease of $25,914 from the prior year's valuation allowance.

The income tax expense (benefit) for the year ended June 30, 2005 consists of the following:

Current	
State	$ 14,041

Fortrend Securities, Inc.

Notes to the Consolidated Financial Statements

June 30, 2005

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At June 30, 2005, the Company's net capital was $595,440, which exceeded the requirement by $495,440.

(5) Security Interest

The Australian Securities and Investment Commission (ASIC) requires a security of $20,000 Australian dollars to be pledged to the ASIC. At June 30, 2005, $20,000 Australian dollars or $15,240 US dollars of the Company's certificates of deposit held at Westpac Banking Corporation is restricted from withdrawal as collateral to the ASIC.

(6) Related Party Transactions

Painewebber Pty. Ltd. (Painewebber) an Australian company under common controls charges the Company for overhead and other occupancy expenses including rent utilized by the Company's Australian operations. During the year ended June 30, 2005 the Company paid Painewebber $383,370 for overhead expenses. At June 30, 2005, the Company owed Painewebber $4,037 for unpaid overhead costs.

(7) Guarantee

Painewebber leases office space in Australia which is utilized by the Company and other leasees. The Company guarantees the lease payments in the event Painewebber fails to pay. The lease commenced on November 1, 2001 and ends on October 31, 2007. The guaranteed lease payments are $32,560 per month or a total of $911,680 over the remaining lease term.

(8) Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

SUPPLEMENTAL INFORMATION

Fortrend Securities, Inc.

Schedule I

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2005

Net Capital:		
Total stockholder's equity qualified for net capital		$ 654,185
Less: Non-allowable assets		
Cash held outside of the United States	$ 21	
Certificates of deposit held outside of the United States	42,782	
Other receivables	12,416	
Total non-allowable assets		55,219
Net capital before haircuts		$ 598,966
Less: Haircuts on securities		3,526
Net capital		$ 595,440
Net minimum capital requirement of 6 2/3 % of aggregate indebtedness of $58,238 or $100,000, whichever is greater		100,000
Excess net capital		$ 495,440

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of June 30, 2005)

Net capital, as reported in Company's Part II of Form X-17A-5 as of June 30, 2005	$ 509,877
Increase in stockholder's equity	95,333
Increase in non-allowable assets	(8,098)
Increase in haircuts on securities	(1,672)
Net capital per above computation	$ 595,440

Fortrend Securities, Inc.

Schedule II

Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended June 30, 2005

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are cleared through the Pershing Division of Donaldson, Lufkin & Jenrett Securities Corporation or otherwise processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control Requirements Under Rule 15c3-3

For the Year Ended June 30, 2005

Not applicable

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Fortrend Securities, Inc.
Reno, Nevada

In planning and performing our audit of the financial statements and supplemental schedules of Fortrend Securities, Inc. (the Company) for the period ended June 30, 2005, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended June 30, 2005, and this report does not affect our report thereon dated September 21, 2005.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



August 31, 2005